Exhibit 99.1

Press Release 19 June 2018 07:00am CEST

Celyad doses first AML patient at final dose level

in CYAD-01 THINK trial and begins dosing first

patient with second cycle of therapy

•	Celyad advances THINK trial to third and final dose level in hematological study arm

•	Second cycle treatment amendment in THINK protocol approved and first patient dosed

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a clinical-stage biopharmaceutical company focused on the development of CAR-T cell therapies, today announced the first Acute Myeloid Leukemia (AML) patient was dosed with the first injections at the third and final dose level of CYAD-01 in the hematological arm of the Phase 1 THINK trial.

“The observed tolerability profile of CYAD-01 to date as a stand-alone administration, along with the signs of clinical activity observed in relapsed refractory AML, highlight its potential for further development for both hematological cancers and solid tumors,” said Dr. Christian Homsy, CEO of Celyad. “We have started administering the third dose level of CYAD-01 in a relapsed refractory AML patient in the THINK trial with no toxicity observed after the first injections. We look forward to completing the dose-escalation segment of the study, and, potentially an expansion phase, and reporting on the interim results of the THINK trial later this year at scientific congresses. In addition, we are happy to report that the first patient to receive a second cycle of CYAD-01 has been injected earlier this month.”

The open label Phase 1 THINK trial is being conducted in the US and in Europe. The dose-escalation segment, conducted in parallel in solid cancers and in hematologic cancer groups, includes three dose levels: 3x108, 1x109 and 3x109 CYAD-01 cells per dose. At each dose level, the patients receive three successive administrations, two weeks apart, of CYAD-01 at the specified dose.

We expect that a total of three AML patients will receive the third and final, highest dose level. To date in the THINK trial, CYAD-01 has already shown signs of clinical activity at lower doses in AML patients who have received one cycle of CYAD-01 treatment per protocol ranging from complete response to stable disease. Celyad previously reported the world’s first complete response by a CAR-T cell therapy, without pre-conditioning, in a patient with refractory and relapsed AML.

Based on the promising signs of activity observed to date, Celyad has started to evaluate if a second cycle of administration of CYAD-01 could improve or prolong the clinical responses. A first patient at the second dose level has successfully started his second cycle of treatment without any toxicity observed to date.

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Press Release 19 June 2018 07:00am CEST

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About Celyad

Celyad is a clinical-stage biopharmaceutical company focused on the development of specialized CAR-T cell based therapies. Celyad utilizes its expertise in cell engineering to target cancer. Celyad’s Natural Killer Receptor based T-Cell (NKR-T) platform has the potential to treat a broad range of solid and hematologic tumors. Its lead oncology candidate, CYAD-01 (CAR-T NKG2D), has been evaluated in a single dose escalation Phase 1 clinical trial to assess the safety and clinical activity of multiple administrations of autologous CYAD-01 cells in seven refractory cancers including five solid tumors (colorectal, ovarian, bladder, triple-negative breast and pancreatic cancers) and two hematological tumors (acute myeloid leukemia and multiple myeloma). Celyad was founded in 2007 and is based in Mont-Saint-Guibert, Belgium, and Boston, Massachusetts. Celyad’s ordinary shares are listed on the Euronext Brussels and Euronext Paris exchanges, and its American Depository Shares are listed on the NASDAQ Global Market, all under the ticker symbol CYAD.

For more information, please contact:

Celyad

Christian Homsy, CEO and Patrick Jeanmart CFO - T: +32(0) 10 39 41 00 – investors@celyad.com

Nicolas Van Hoecke, Director, Investor Relations & Communications - T: +32(0) 10 39 41 84 – nvanhoecke@celyad.com

For France: NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium: Comfi

Gunther De Backer and Sabine Leclercq - T.: +32 (0)2 290 90 90 – celyad@comfi.be

For the U.S.: LifeSci Investor Relations

Daniel Ferry – T.: +1 (617) 535 7746 – celyad@lifesciadvisors.com

Public Relations: Allison Blum – T:+1 (646) 627 8383 - allison@lifescipublicrelations.com

Forward-looking statements

This release may contain forward-looking statements, including statements regarding the safety and efficacy of CYAD-01 and the new mAb manufacturing method used to manufacture this drug product candidate; statements concerning the ongoing and planned clinical development of CYAD-01. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual results, financial condition and liquidity, performance or achievements of Celyad, or industry results, to differ materially from those expressed or implied by such forward-looking statements. In particular it should be noted that the interim data summarized above are preliminary in nature. The THINK trial is not complete. There is limited data concerning safety and clinical activity following treatment with the CYAD-01 drug product candidate. These results may not be repeated or observed in ongoing or future studies involving the CYAD-01 drug product candidate. These forward-looking statements are further qualified by important factors and risks, which could cause actual results to differ materially from those in the forward-looking statements, including statements about: the initiation, timing, progress and results of our preclinical studies and clinical trials, and our research and development programs; our ability to advance drug product candidates into, and successfully complete, clinical trials; our ability to successfully manufacture drug product for our clinical trials, including with our new mAb manufacturing process and with respect to manufacturing drug product with the desired number of T cells under our clinical trial protocols; our reliance on the success of our drug product candidates, including our dependence on the regulatory approval of CYAD-01 in the United States and Europe and subsequent commercial success of CYAD-01, both of which may never occur; the timing or likelihood of regulatory filings and approvals; our ability to develop sales and marketing capabilities; the commercialization of our drug product candidates, if approved;

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Press Release 19 June 2018 07:00am CEST

the pricing and reimbursement of our drug product candidates, if approved; the implementation of our business model, strategic plans for our business, drug product candidates and technology; the scope of protection we are able to establish and maintain for intellectual property rights covering our drug product candidates and technology; our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties; cost associated with enforcing or defending intellectual property infringement, misappropriation or violation; product liability; and other claims; regulatory development in the United States, the European Union, and other jurisdictions; estimates of our expenses, future revenues, capital requirements and our needs for additional financing; the potential benefits of strategic collaboration agreements and our ability to enter into strategic arrangements; our ability to maintain and establish collaborations or obtain additional grant funding; the rate and degree of market acceptance of our drug product candidates, if approved; our financial performance; developments relating to our competitors and our industry, including competing therapies and statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance. A further list and description of these risks, uncertainties and other risks can be found in Celyad’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on April 6, 2018 and subsequent filings and reports by Celyad. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document and Celyad’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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